Exhibit 21.1

Subsidiaries of Tempest Therapeutics, Inc.

Name of Subsidiary	Jurisdiction of Organization
TempestTx, Inc.	Delaware, United States
Millendo Therapeutics US, Inc.	Delaware, United States